Exhibit 99.2

MANCHESTER UNITED PLC
SIR MATT BUSBY WAY, OLD TRAFFORD
MANCHESTER M16 0RA
UNITED KINGDOM

**SCAN TO**
**VIEW MATERIALS & VOTE**

**VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above**
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on February 4, 2024 for shares held directly and by 11:59 P.M. ET on January 31, 2024 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

**ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS**
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on February 4, 2024 for shares held directly and by 11:59 P.M. ET on January 31, 2024 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V28447-Z86793

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**MANCHESTER UNITED PLC**

**The Board of Directors recommends you vote FOR the following proposal:**

| | | For | Against | Abstain |
|---|---|---|---|---|
| 1. | Approve a special resolution to replace the existing amended and restated memorandum and articles of association with a new amended and restated memorandum and articles of association to, among other things, provide for certain transfers of Class B ordinary shares without conversion of such shares into Class A ordinary shares. | ☐ | ☐ | ☐ |

**NOTE:** Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

**Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:**
The Notice and Proxy Statement is available at www.proxyvote.com.

V28448-Z86793

## MANCHESTER UNITED PLC
## Extraordinary General Meeting of Shareholders
## February 5, 2024 3:30 PM
## This proxy is solicited by the Board of Directors

The undersigned hereby appoints Patrick Stewart, Cliff Baty, Mitchell Nusbaum and Christopher Rodi, and each of them, with full power of substitution and power to act alone, as proxies to vote all the Class A Ordinary Shares and/or Class B Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Extraordinary General Meeting of Shareholders of Manchester United PLC, to be held on February 5, 2024 at 3:30 PM EST, in the offices of Woods Oviatt Gilman LLP, located at 1900 Bausch and Lomb Place, Legacy Tower, Rochester, NY 14604, and at any adjournments or postponements thereof.

**This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.**

If you elect to vote by mail, please mark, sign and date the reverse side of this proxy card and return this proxy card promptly using the enclosed envelope. **This proxy card must be received prior to the meeting in order for this proxy to be valid and voted at the meeting.**

**Continued and to be signed on reverse side**